EXHIBIT 99.42

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release January 3, 2002 Symbol: ORZ.TSX

OREZONE ANNOUNCES FINANCING

OREZONE RESOURCES INC. (ORZ.TSE) announced that it has closed a $210,000 financing, by way of a brokered private placement. The placement consists of 1,750,000 Flow Through shares priced at $0.12 per share. The agents received a 5% cash commission and 175,000 brokers warrants priced at $0.20 for a period of 2 years. Final approval by the regulatory authorities and the TSE are pending. Proceeds from the placement will go towards ongoing exploration on the company’s Canadian projects.

Orezone is an exploration company focused on growth in Canada and West Africa.

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5     tel  613 241 3699    fax  613 241 6005
e-mail:  info@orezone.com    website:  www.orezone.com